

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Via E-Mail
Rudi Fronk
Chief Executive Officer
Seabridge Gold, Inc.
106 Front Street East
Suite 400
Toronto, Ontario Canada MSA 1E

     Re: Seabridge Gold, Inc.
              Form 40-F for Fiscal Year Ended December 31, 2011
              Filed March 30, 2012
              File No. 001-32135

Dear Mr. Fronk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.3

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Statement of compliance and basis of presentation, page 8

1. Please provide us with the effective date of IFRS you used to determine which accounting policies to apply. Please refer to the guidance in IFRS 1, particularly paragraphs 7 and 8.

Note 18. IFRS, page 30

2. We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at 202-551-3727 or Angela Halac, Senior Staff Accountant, at 202-551-3398 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining